FREELINE

FLT201: Initial Clinical Data

October 6, 2023

Legal disclaimer

This presentation contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include statements regarding upcoming milestones in its Phase 1/2 GALILEO-1 dose-finding clinical trial of FLT201, including trial design, dosing of patients and data readouts; that its product candidate FLT201 has the potential to be best-in-class and/or first-in-class, stop disease progression, improve outcomes for people with Gaucher disease type 1 with a one-time therapy, deliver a continuous level of enzyme and penetrate deeper tissues that current therapies do not reach sufficiently; that peak annual sales of FLT201 could potentially exceed $1 billion; that its longer-acting GCase variant may provide an opportunity for a best-in-class gene therapy for GBA1-linked Parkinson’s disease; regarding the Company’s expectations regarding its use of cash and cash runway; as well as any other discussion of the Company’s strategies, financing plans, business plans and prospects, capital allocation objectives and manufacturing, research, pipeline and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “potential,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline in light of management’s substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of its most recent quarterly financial statements; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this presentation are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

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Creating better gene therapies for chronic debilitating diseases

Potential first- and best-in-class lead program

Highly differentiated gene therapy candidate FLT201 for Gaucher disease type 1 in first-in-human clinical trial

Compelling initial clinical data

Robust enzyme activity and favorable safety and tolerability in first two patients treated with FLT201

Extending innovation into Parkinson's disease

Lead research program leveraging our novel GCase variant for GBA1-linked Parkinson's disease

Experienced management team

Seasoned leaders with the experience and expertise to drive progress and execution

Our approach is to optimize all components of our product candidates to unlock the true potential of gene therapy

Lead clinical program with first- and best-in-class potential with research extending innovation into larger disease area

Indication	Approximate patient #	Research	Preclinical	Phase 1/2	Phase 3	Worldwide rights
Gaucher Disease Type 1 **FLT201**	**~18K**					Wholly owned **$1B-plus peak sales potential**
GBA1-linked Parkinson's Disease	**~190K**					Wholly owned

Estimated patient numbers for Gaucher disease Type 1 are for US, UK, EU4 and Israel (Hematology. 2017 Mar;22(2):65-73. doi: 10.1080/10245332.2016.1240391; this figure represents the total theoretical genetic prevalence of the indication. The seroprevalence of antibodies against the AAVS3 capsid renders some patients ineligible for AAV gene therapy. We estimate approximately 60% would be eligible for AAVS3 gene therapy. Company estimate of patient numbers for GBA1-linked PD are for US, UK and EU4.

FLT201 in Gaucher Disease

Gaucher disease type 1 is a debilitating, chronic and progressive disorder with life-altering symptoms

Deficiency of GCase enzyme needed to metabolize Gb-1 in the lysosome



Normal GCase function
GCase deficiency
Normal metabolism of Gb-1
Gb-1 not metabolized
Harmful accumulation of Gb-1 and its substrate lyso-Gb1 in cells

Affects multiple organs, leading to wide range of symptoms and shortening life span[1]



Reduced lung function
Bone pain and fractures
Anemia and thrombocytopenia
Enlarged liver
Enlarged spleen

[1]Weinreb, et al., 2008

GCase = glucocerebrosidase. Gb-1 = glucosylceramide . Lyso-Gb-1 = glucosylsphingosine.

Existing therapies poorly address certain aspects of disease

LENGTHY INFUSION EVERY TWO WEEKS

ERT

Enzyme replacement therapy current standard of care

PEAKS AND TROUGHS in enzyme levels between infusions allow harmful substrates to build back up

Easier to reach organs: liver, spleen ✓

Harder to reach organs: bone, lung ✗



DOES NOT ADEQUATELY PENETRATE deeper organs, including bone and lung

Despite treatment with ERT, many patients continue to have disease progression and debilitating symptoms

After 10+ years on ERT up to **60%** still experience symptoms[1]

bone pain

enlarged liver

enlarged spleen

low blood counts

43% still have bone pain†

56% still have severely enlarged livers †

61% still have severely enlarged spleens †

43% still have severely low platelet counts †

68% have pulmonary dysfunction at baseline with most likely not having any normalization with ERT[2]

[1] Weinreb et al., 2013; 2 Kerem, et al., 1996 and Goitein, et al 2001; † in those with these symptoms before ERT

SRT offers an oral treatment option, but tolerability, compliance and perceived lack of efficacy limit its use

Substrate reduction therapy (SRT) represents less than

20%

of the market in Gaucher disease

In study of 1388 patients who were either on SRT or ERT:

36%

of patients on SRT switched to or went back to ERT

80%

cited adverse events or lack of efficacy

Physicians report compliance with 2-3x/day SRT is worse than for ERT

Hughes, et al J. Clin. Med. 2022, 11, 5158. https://doi.org/10.3390/jcm11175158;

FLT201 has potential to deliver continuous level of enzyme and penetrate deeper tissues that existing therapies do not reach


SINGLE DOSE
Potent liver-directed AAVS3 capsid
Novel transgene for longer-acting engineered GCase variant
Easier to reach organs: liver, spleen
Harder to reach organs: bone, lung

GCase variant 85 with prolonged half-life = more enzyme available to be delivered to cell and longer time in the cell itself

Our engineered GCase variant has substantially longer half-life than wildtype

Key features of GCase variant

- 20-fold increase in half-life in lysosomal pH compared with wildtype (wt)
- Specific activity unchanged compared to wt GCase
- 6-10 fold increase in half-life compared to wt, enabling increased steady-state plasma levels *in vivo*

GCase variant 85 structure

Two internal amino acid substitutions

- Does not impinge on the active site
- Minimizes 3D structural change



E340

Biophysical properties of variant 85 and wildtype GCase

HALF-LIFE (MINUTES)

	Lysosomal pH	Human serum
WT GCase	388	24
Variant 85	>8,639	143
Improvement	**>21X**	**6X**

WORLD*Symposium* 2021: Fabrizio Comper et al. Generation of β-Glucocerebrosidase Variants with Increased Half-life in Human Plasma for Liver Directed AAV Gene Therapy Aimed at the Treatment of Type 1 Gaucher Disease

FLT201 shows high and durable GCase expression in non-human primates


Plasma
10000
1000
100
10
1
GCase Activity (nmol/h/ml)
0
30
60
90
120
150
180
Time (Days p.i.)
Male (n=3)
Female (n=3)

Achieved steady increases in GCase plasma levels

- A single injection of FLT201 was well tolerated
- Additional data from this study shows durable expression up to 3 years

Dose: FLT201 $2x10^{12}$ vg/kg (long-term observational trial)

FLT201 demonstrated uptake in key tissues in Gaucher mice



Untreated
2x10^11 vg/kg
2x10^12 vg/kg
GBA1var85
Leukocytes are a marker of broad cellular uptake
GCase activity (% relative to WT)
600
500
400
300
200
100
0
****
***
*
**
Normal
Leukocytes
Spleen
Bone Marrow
Lung

Data represented as mean ± SD. n= 9 to 16 per treatment group. * P≤0.05, ** P≤0.001, P≤0.001, **** P ≤ 0.0001 vs. untreated, one-way ANOVA.

American Society of Gene & Cell Therapy 2021 Annual Meeting: Romuald Corbau et al. FLT201, a Novel Investigational AAV-Mediated Gene Therapy Candidate for Gaucher Disease Type 1
WORLD*Symposium* 2021: Romuald Corbau et al. FLT201: An AAV-Mediated Gene Therapy for Type 1 Gaucher Disease Designed to Target Difficult to Reach Tissues

FLT201 demonstrates persistent coverage, while ERT is rapidly eliminated



Untreated
ERT (1h post-dose)
ERT (24h post-dose)
GBA1$_{var85}$ (steady state)
Spleen
Bone marrow
Lung

Anti-GCase – DAB, Haematoxylin counterstain, AAV8

ERT=Velaglucerase alfa

FLT201 demonstrates superior substrate elimination vs. ERT in all key tissues in Gaucher mice



Liver
Hexosylsphingosine (pmol/mg)
10
8
6
4
2
0
*
****
****
WT
Untreated
ERT
2x10^10
2x10^11
2x10^12
AAV8-FLT201 (vg/kg)
Gba9v/null mice



Spleen
Hexosylsphingosine (pmol/mg)
10
8
6
4
2
0
****
****
****
WT
Untreated
ERT
2x10^10
2x10^11
2x10^12
AAV8-FLT201 (vg/kg)
Gba9v/null mice



Bone Marrow
Hexosylsphingosine (pmol/mg)
25
20
15
10
5
0
****
****
****
WT
Untreated
ERT
2x10^10
2x10^11
2x10^12
AAV8-FLT201 (vg/kg)
Gba9v/null mice



Lung
Hexosylsphingosine (pmol/mg)
12
10
8
6
4
2
0
****
****
****
WT
Untreated
ERT
2x10^10
2x10^11
2x10^12
AAV8-FLT201 (vg/kg)
Gba9v/null mice

WORLD*Symposium* 2021: Romuald Corbau et al. FLT201: An AAV-Mediated Gene Therapy for Type 1 Gaucher Disease Designed to Target Difficult to Reach Tissues
AAV8-FLT201 = AAV8 pseudo-typed FLT201 genome. WT = wild-type mice. Evaluated 12 weeks post-injection. *p<0.05 ****p < 0.0001 versus untreated.

Patient 1 and Patient 2 Data

GALILEO-1 Phase 1/2 dose-finding trial design

First-in-human, open-label, multicenter study

Establish a dose that delivers sustained increases in GCase activity to reduce substrate accumulation and improve clinical parameters



Dosed
Scheduled for dosing
Number of patients per cohort per protocol
Flexibility to expand number of patients in this cohort

Patient population:

Adults with Gaucher Type 1 previously treated with ERT or SRT



Higher Doses
Mid Dose
Low Dose
Low Dose
4.5e11 vg/kg
Mid Dose
1.3e12 vg/kg
If needed
Higher Dose
3.9e12 vg/kg
If needed
Highest Dose
1.1e13 vg/kg
If needed

Patient 3 scheduled for cohort 1; additional patients identified

Phase 3 Trial:

Previously treated patients

Trial protocol allows for testing up to four doses. Depending on dose response in the initial cohorts, we may not ultimately need to escalate to the later doses. The Data Monitoring Committee may recommend the next dose level at the next planned dose level, at same, higher or lower dose level based on emerging safety/tolerability, PK, PD and efficacy data. A 4-week stagger between patients is built into the protocol, with the exception of the US where there is an 8-week stagger prior to dosing a subsequent patient.

Baseline patient characteristics

	PATIENT 1	PATIENT 2
Dose (vg/kg) Absolute dose (vg)	4.5×10^{11} 2.835×10^{13}	4.5×10^{11} 2.84×10^{13}
Gaucher therapy at baseline	ERT	SRT
Age	35	25
Gender	Male	Male
Body weight	63kg	63.1kg
Plasma GCase activity (µmol/L/h)	0.07	0.014
DBS GCase activity (µmol/L/h)	0.3	0.3
Leukocyte GCase activity (nmol/h/mg prot)	0.64	0.82
Lyso-Gb1 (ng/mL)	102.85	10.29
Hemoglobin (g/dL)	15.1	15.2
Platelet count ($\times 10^3$/µL)	200	213

FLT201 has been well-tolerated with clean safety profile to date

- Infusion well tolerated
- No SAEs
- All treatment-related AEs were Grade 1 and resolved without intervention
- No ALT and AST elevations
  - Patient 1 through 13 weeks
  - Patient 2 through 6 weeks

As of Sept. 27, 2023 data cutoff.

Patient 1: Robust increases in plasma GCase activity



Patient 1 treated at dose of 4.5e11 vg/kg
>700-fold over baseline
Plasma GCase Activity (micromol/L/h)
80
70
60
50
40
30
20
10
0
NORMAL PLASMA GCASE ACTIVITY: 0.3-1.2 micromol/L/h (mean: 0.6 micromol/L/h)
Baseline
Dosing
Day 5
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12
Patient taken off ERT at week 11

As of Sept. 27, 2023 data cutoff. Enzyme activity measured at 5 and 13 days post-ERT administration when there is no GCase from ERT remaining in the system.

Patient 1: Similarly robust increases in DBS GCase activity



Patient 1 treated at dose of 4.5e11 vg/kg
DBS GCase Activity (micromol/L/h)
40
35
30
25
20
15
10
5
0
NORMAL DBS GCASE ACTIVITY: > 1.5 micromol/L/h
Dosing
Day 5
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12
Patient taken off ERT at week 11

As of Sept. 27, 2023 data cutoff. Enzyme activity measured at 5 and 13 days post-ERT administration when there is no GCase from ERT remaining in the system. DBS = dry blood spot.

Patient 1: Normalization of leukocyte GCase activity demonstrates cellular uptake from plasma



Patient 1 treated at 4.5e11 vg/kg dose
Leukoctye GCase Activity (nmol/h/mg prot)
0
1
2
3
4
5
6
NORMAL LEUKOCYTE GCASE ACTIVITY: ≥ 3.5 nmol/h/mg
Dosing
Week 1
Week 3
Week 4
Week 5
Week 7
Week 8
Week 9
Week 10
Week 11
Week 12
Patient taken off ERT at week 11

As of Sept. 27, 2023 data cutoff. Enzyme activity measured at 5 and 13 days post-ERT administration when there is no GCase from ERT remaining in the system.

Patient 2 replicates increases in plasma GCase activity seen in patient 1


Patient 2 treated at dose of 4.5e11 vg/kg
>300-fold over baseline
Plasma GCase Activity (micromol/L/h)
35
30
25
20
15
10
5
0
NORMAL PLASMA GCASE ACTIVITY: 0.3-1.2 micromol/L/h (mean: 0.6 micromol/L/h)
Dosing
Day 3
Week 1
Week 2
Week 3
Week 4
Week 5
Patient taken off SRT at week 5

As of Sept. 27, 2023 data cutoff.

Patient 2: Similarly robust increases in DBS GCase activity

Patient 2 treated at dose of 4.5e11 vg/kg



DBS GCase Activity (micromol/L/h)
10
8
6
4
2
0
NORMAL DBS GCASE ACTIVITY: > 1.5 micromol/L/h
Baseline
Dosing
Day 3
Week 2
Week 3
Week 4
Week 5
Patient taken off SRT at week 5

As of Sept. 27, 2023 data cutoff. DBS = dry blood spot.

Patient 2: Normalization of leukocyte GCase activity demonstrates cellular uptake, consistent with patient 1

Patient 2 treated at 4.5e11 vg/kg dose



Leukoctye GCase Activity (nmol/h/mg prot)
5
4
3
2
1
0
NORMAL LEUKOCYTE GCASE ACTIVITY: ≥ 3.5 nmol/h/mg
Screening
Day 3
Week 4
Week 5
Patient taken off SRT at week 5

As of Sept. 27, 2023 data cutoff.

Expeditiously advancing development of FLT201

- Dosing Patient 3 in cohort 1 given compelling enzyme activity and favorable safety
- Three additional patients identified and in scheduling; more patients in screening
- Awarded ILAP designation in UK, providing enhanced regulatory interactions
- Plan to apply for RMAT and PRIME designations to gain expanded access to regulators in US and EU
- Sharing further details on these initial clinical data in oral presentation at ESGCT

Key takeaways

- Initial first-in-human clinical data demonstrate several hundred-fold increase in plasma GCase activity
- Normalization of leukocyte GCase provides evidence of cellular uptake
- Favorable safety and tolerability profile
- Strong patient and investigator interest in ongoing GALILEO-1 trial
- Advancing FLT201 expeditiously in clinical development

FLT201 is a potential first-and best-in-class gene therapy for Gaucher disease, with $1B-plus peak sales potential

FREELINE

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